Quarterly Earnings Report 2Q11                                                                                  July 28, 2011

With the Consolidation of FASA, Sales Reached $12 Billion Pesos

Financial Highlights:
(All figures are expressed in millions of Mexican pesos. Comparisons are made with respect the same period of 2010, unless otherwise stated. Figures may vary due to rounding practices).

  During the second quarter, GCS’s net sales reached $12,084.36 million
  Gross income for the period was $2,131.57 million, resulting in a gross margin of 17.64%
  Quarterly operating expenses were $1,745.81 million pesos; operating expenses as a percentage of sales were 14.45%
  Operating income reached $385.76 million during 2Q2011, which resulted in an operating margin of 3.19%
  Operating income plus depreciation and amortization for 2Q2011 was $495.90 million
  The quarterly CCF rose by 235.08% versus the same period of the previous year, primarily as a result of higher interest payments
  Net profit for the quarter was $69.07 million, a decrease of 58.40% versus the same quarter of 2010
  As of June 30, 2011 the Company’s net debt was $10,145.63 million pesos

Mexico City, Mexico, July 28, 2011.  Grupo Casa Saba (SAB) (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, health and beauty aids, personal care and consumer goods, general merchandise, publications and other products and one of the most important pharmacy chains in Latin America, announces its consolidated financial and operating results for the second quarter of 2011.

QUARTERLY EARNINGS

During the second quarter of 2011, our Distribution division reported mixed results, primarily as a result of the competitive environment that exists in the national market for the sale of pharmaceutical products.  Given that current market conditions, as well as other factors, have provoked an increase in our accounts receivable days with some clients, we are actively working with clients and providers in order to improve our growth and profitability levels.  In addition, internally we are implementing strict measures aimed at controlling operative and administrative costs as well as inventory management and control measures which we expect will allow us to improve our levels of operative efficiency and profitability.

In our Retail Pharmacy division, the results that were obtained during the quarter were positive, particularly in terms of operational efficiency and, therefore, profitability.  The plans that were implemented to operate with greater control over expenses are generating results that are in line with our expectations and, at the country level (Mexico, Brazil and Chile) our network of pharmacies has seen improvement in its efficiency indicators in terms of operative expenses and, therefore, profitability.

We will continue with our operational strategy that is focused on improving the efficiency of each of our business units, always seeking to improve the availability of the products that our clients demand.

NET SALES

During the second quarter of 2011, net sales reached $12,084.36 million pesos, an increase of 59.27% compared to the same period of the previous year. This was primarily the result of the consolidation of Farmacias Ahumada, S.A.’s (FASA) sales and, therefore, the base is not the same for comparative purposes.

SALES BY DIVISION (1)

DISTRIBUTION DIVISION

DISTRIBUTION - PRIVATE PHARMA

Sales for our Private Pharma division, at comparable figures, decreased slightly (2%), primarily as a result of lower sales to special clients, such as ISSSTE stores.  With the elimination of Grupo Casa Saba’s sales to FASA and its subsidiaries for accounting purposes, as of June 30, sales from this division reached $4,755.66 million pesos.

This division represented 39.35% of the Group’s overall sales during 2Q2011.

DISTRIBUTION - GOVERNMENT PHARMA

Sales in our Government Pharma division increased 25.09% during the period, from $269.01 million pesos in 2Q2010 to $336.50 million pesos in 2Q2011.  This increase can be attributed, among other things, to an increase in sales to various state health institutions.

As a result, during the second quarter of 2011, this division generated 2.78% of the Group’s total sales.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division rose 15.52% compared to the second quarter of 2010 to reach $776.74 million pesos in total sales.  This growth was primarily the result of an increase in sales to supermarket chains, including seasonal categories and some innovative product lines.

As a percentage of the Group’s total sales, this division represented 6.43% during the quarter.

PUBLICATIONS

Sales for CITEM, the Company’s publications distribution division, declined 17.52% during the second quarter of 2011 compared to the same period of 2010. This decrease was basically due to the fact that, in 2Q2010, this division included promotional sales related to the Soccer World Cup, an event that was not repeated during the second quarter of 2011.

As a result, this division’s participation as a percentage of total sales was 1.67% in 2Q2011.

RETAIL PHARMACY

With the incorporation of FASA’s sales, the Retail Pharmacy division reported sales of $6,013.10 million pesos for 2Q2011. This was higher than the $709.13 million pesos that it reported during the same period of 2010, when FASA was not consolidated.   As a result, this division generated 49.76% of the Company’s overall sales for the second quarter of 2011.

Based on the new sales breakdown, the distribution business represented 50.24% of total sales and the retail pharmacy business 49.76%.

The second quarter 2011sales mix was as follows:

                                                  Division                               % of sales
                                         Retail Pharmacy                             49.76%
                                         Total Distribution                            50.24%
                                         Private Pharma                                 39.36%
                                         Health, Beauty, Consumer Goods,
                                         General Merchandise and Other           3.09%
                                         Government Pharma                           6.43%
                                         Publications                                       1.67%
                                         TOTAL                                           100.00%

GROSS INCOME

During the quarter, Grupo Casa Saba’s gross income was $2,131.57 million, an increase of 154.13% with respect to the same quarter of the previous year, when gross income totaled $838.75 million pesos.  This increase reflects the consolidation in 2011 of FASA in the Group’s numbers and, as a result, the previously-mentioned comparison is not made over a similar base.

The company’s gross margin for the quarter was 17.64%, which was higher than the 11.05% margin posted in 2Q2010.  The increase in the margin versus the previous year was due to the consolidation of FASA in Grupo Casa Saba’s results during 2011.  It is important to note that, due to the nature of the business, our Retail Pharmacy division operates with a gross margin level that is higher than our Distribution division.

OPERATING EXPENSES

During the second quarter of 2011, GCS’s operating expenses reached $1,745.80 million, 206.67% higher than the $569.28 million pesos registered during the same fiscal period of 2010.  This was primarily due to the consolidation of FASA’s results.  Due to the nature of the business, the Retail Pharmacy division operates with an expense level than is higher than our Distribution division. Consequently, the figure registered during 2Q2011 is not comparable with that of 2Q2010.

Operating expenses accounted for 14.45% of our total sales in 2Q2011.

OPERATING INCOME

Quarterly operating income was $385.76 million pesos, 43.16% higher than the $269.47 million registered during the same period of 2010. This increase is derived from different bases given that the 2Q2011 figure includes FASA’s consolidation in GCS.

As a result, the operating margin for the period was 3.19%, 36 basis points lower than the 3.55% margin reported in the same quarter of 2010.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization for 2Q2011 was $495.90 million pesos, an increase of 74.56% compared to the $284.08 million pesos obtained during the second quarter of 2010.  This increase includes the consolidation of FASA.

The company’s operating income plus depreciation and amortization margin for the quarter was 4.10%, which compared favorably with the 3.74% margin registered during the same quarter of the previous year.

INTEREST-BEARING LIABILITIES

At the end of the second quarter of 2011 the company’s net debt totaled $10,145.63 million pesos, 2% lower the figure that was reported in 1Q2011.

COMPREHENSIVE COST OF FINANCING (CCF)

The CCF for the quarter went from $79.46 million in 2Q2010 to $266.26 million during the second quarter of 2011, an increase of 235.08%.  This was primarily due to the increase in interest payments related to the credits the company obtained in order to acquire FASA as well as an exchange rate loss in the amount of $38.09 million pesos.

OTHER EXPENSES (INCOME)

During the second quarter of 2011, the Company registered an income in the Other Expenses (Income) line item of $11.96 million pesos compared to an income of $13.87 million obtained during the same period of the previous year.  It is important to mention that the results listed in this line item are derived from activities outside of the company’s normal business operations.

TAX PROVISIONS

Tax provisions for this fiscal period totaled $62.38 million pesos, 64.84% higher than the $37.84 million pesos reported during the same quarter of 2010.  Income tax for the period ending June 30, 2011 was $192.40 million pesos, 408.40% greater than the income tax provision registered in 2Q2010, and which was partially offset by a deferred income tax charge of $130.01 million pesos.

NET INCOME

The Group’s net income for the quarter was $69.07 million pesos during the second quarter of 2011, a decrease of 58.40% compared to the $166.03 million pesos registered as of June 30, 2010. The net margin for the period was 0.57%, 162 basis points lower than the 2.19% net margin obtained during the same quarter of 2010.

WORKING CAPITAL

During the second quarter of 2011, the Group’s accounts receivable days were 50.1 days.  Inventory days at cost reached 71.0 days and accounts payable days were 78.4 days.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico.  With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.  With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile, Brazil and Peru.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements.  Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil, Chile and Peru, as well as variations in the value of the Mexican peso as compared with the  currencies of the previously-mentioned countries.

Contacts:
GRUPO CASA SABA                                     IR Communications:
Sandra Yatsko                                               Jesús Martínez Rojas
+52 (55) 5284-6672                                        +52 (55) 5644-1247
syatsko@casasaba.com                                 jesus@irandpr.com

(1) As part of its strategy to increase the company’s profitability, Grupo Casa Saba has completed acquisitions in several South American countries, beginning in May 2008 with the acquisition of the Brazilian pharmacy chain Drogasmil (Casa Saba Brasil).  In September 2010, the company acquired 97.8% of Farmacias Ahumada, S.A., a chain of more than 1,200 pharmacies with operations in Chile, Mexico and Peru and, as a result, created a new division known as “Retail Pharmacy.”

As a result, the majority of the figures presented in this report are not comparable with those that were reported during the same quarter of 2010.

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

In thousands of Mexican Pesos

I T E M	June 11	June 10	Difference

TOTAL ASSETS	30,417,769	16,427,307	13,990,462

CURRENT ASSETS	18,294,530	13,477,064	4,817,467
CASH AND CASH EQUIVALENTS	1,596,752	470,583	1,126,169
ACCOUNTS RECEIVABLE (NET)	6,721,658	6,568,693	152,965
OTHER ACCOUNTS RECEIVABLE (NET)	2,046,540	1,761,802	284,738
INVENTORIES	7,846,126	4,570,687	3,275,439
OTHER CURRENT ASSETS	83,453	105,299	(21,844)
LONG TERM	48,810	-	48,810
INVESTMENTS IN SHARES OF SUBSIDIARIES AND	48,810	-	48,810
ASSOCIATED COMPANIES
PROPERTY MACHINARY AND EQUIPMENT	3,439,264	1,341,994	2,097,269
PROPERTY	1,695,046	1,360,808	334,237
MACHINERY AND EQUIPMENT	2,256,278	455,584	1,800,695
OTHER EQUIPMENT	4,179,570	682,145	3,497,425
ACCUMULATED DEPRECIATION	4,691,631	1,156,543	3,535,088
DEFERRED ASSETS (NET)	4,042,383	1,342,006	2,700,377
OTHER ASSETS	4,592,782	266,243	4,326,540

TOTAL LIABILITIES	23,161,129	9,257,431	13,903,698

CURRENT LIABILITIES	21,114,973	7,357,058	13,757,915
ACCOUNTS PAYABLE	9,010,542	4,028,494	4,982,048
BANK DEBT	9,682,889	2,186,884	7,496,005
OTHER CURRENT LIABILITIES	2,421,542	1,141,680	1,279,863
LONG TERM LIABILITIES	2,059,497	1,310,707	748,791
BANK DEBT	2,059,497	1,310,707	748,791
OTHER LIABILITIES	(13,341)	589,667	(603,008)

SHAREHOLDERS' EQUITY	7,256,640	7,169,876	86,764

PAID-IN CAPITAL	1,993,875	1,993,875	-
CAPITAL STOCK	167,903	167,903	-
RESTATEMENT IN CAPITAL STOCK	956,094	956,094	-
PREMIUM ON STOCK SOLD	869,878	869,878	-
CAPITAL INCREASE (DECREASE)	5,262,766	5,176,002	86,764
CUMMULATIVE RESULTS AND EQUITY RESERVE	3,900,076	3,701,499	198,577
RESERVE FOR SHARE REPURCHASE	1,062,200	1,062,200	-
NET INCOME	300,490	412,303	(111,813)

GRUPO CASA SABA, S.A.B. DE C.V.
in thousands of Mexican Pesos as of June 2011

	Jan-June		Jan-June		Variation		Apr - June		Apr - June		Variation
Income Statement	2010	% of sales	2011	% of sales	$	%	2010	% of sales	2011	% of sales	$	%
NET SALES	15,327,757	100.00%	24,866,594	100.00%	9,538,837	62.23%	7,587,329	100.00%	12,084,367	100.00%	4,497,038	59.27%
COST OF SALES	13,596,916	88.71%	20,519,249	82.52%	6,922,333	50.91%	6,748,572	88.95%	9,952,796	82.36%	3,204,224	47.48%
Gross Profit	1,730,840	11.29%	4,347,344	17.48%	2,616,504	151.17%	838,757	11.05%	2,131,571	17.64%	1,292,814	154.13%
OPERATING EXPENSES
Sales Expenses	445,987	2.91%	500,214	2.01%	54,227	12.16%	226,758	2.99%	246,533	2.04%	19,775	8.72%
Administrative Expenses	697,132	4.55%	2,972,726	11.95%	2,275,595	326.42%	342,528	4.51%	1,499,276	12.41%	1,156,748	337.71%
Operating Expenses	1,143,119	7.46%	3,472,940	13.97%	2,329,821	203.81%	569,286	7.50%	1,745,809	14.45%	1,176,523	206.67%

Operating Income	587,722	3.83%	874,404	3.52%	286,682	48.78%	269,472	3.55%	385,763	3.19%	116,291	43.16%
COMPREHENSIVE COST OF FINANCING
Interest Paid	138,818	0.91%	489,818	1.97%	351,000	252.85%	81,532	1.07%	257,352	2.13%	175,820	215.65%
Interest (Earned)	-4,252	(0.03%)	-34,567	(0.14%)	-30,315	712.90%	-2,388	(0.03%)	-29,182	(0.24%)	-26,794	1,122.10%
Exchange Loss (Gain)	-173	(0.00%)	28,307	0.11%	28,481	NC	319	0.00%	38,093	0.32%	37,774	1,1844.00%
Monetary Position (gain)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Comprehensive Cost of Financing	134,392	0.88%	483,558	1.94%	349,166	259.81%	79,463	1.05%	266,263	2.20%	186,800	235.08%

OTHER EXPENSES (INCOME), net	-21,149	(0.14%)	-20,309	(0.08%)	840	(3.97%)	-13,873	(0.18%)	-11,962	(0.10%)	1,910	(13.77%)

NET INCOME BEFORE TAXES	474,478	3.10%	411,154	1.65%	-63,324	(13.35%)	203,882	2.69%	131,462	1.09%	-72,419	(35.52%)

PROVISIONS FOR:
Income Tax	62,176	0.41%	243,245	0.98%	181,070	291.22%	37,845	0.50%	192,402	1.59%	154,558	408.40%
Asset Tax	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Income Tax	0	0.00%	-132,581	(0.53%)	-132,581	NC	0	0.00%	-130,019	(1.08%)	-130,019	NC
Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Total taxes	62,176	0.41%	110,665	0.45%	48,489	77.99%	37,845	0.50%	62,383	0.52%	24,538	64.84%

Net Income Before Extraordinary Items	412,303	2.69%	300,490	1.21%	-111,813	(27.12%)	166,037	2.19%	69,079	0.57%	-96,958	(58.40%)

Extraordinary Items (Income)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Income	412,303	2.69%	300,490	1.21%	-111,813	(27.12%)	166,037	2.19%	69,079	0.57%	-96,958	(58.40%)

Depreciation and Amortization	35,466	0.23%	222,304	0.89%	186,838	526.81%	14,611	0.19%	110,139	0.91%	95,528	653.81%
Operating Income plus Depreciation and Amortization	623,188	4.07%	1,096,708	4.41%	473,521	75.98%	284,083	3.74%	495,902	4.10%	211,819	74.56%

Net Income corresponding to Minority Interest	-3,321		2,436				-3,423		4,669